Дальсвязь

[redacted]НАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»

Str., Vladivostok Russia 690950
23-84,
30-30,

SEC Mail Processing
Section

FEB 15 2008

Washington, DC
110

SUPPL

08000744

11.02.2008 № *42/1073*

Information disclosure for SEC

Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street NE
Washington, D.C. 20549 U.S.A.

Re: OJSC "Far East Telecommunications Company"

12g3-2(b) Exemption No. 82-05200

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the "Application Letter" provided to the Securities and Exchange Commission (the "Commission") on behalf of "OJSC Far East Telecommunication Company" (also known as Dalsvyaz or OJSC "FETEC"), a company incorporated under the laws of Russian Federation (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published on http://www.dsv.ru/index_en.php and http://www.adr.com At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares and ADR.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please contact Tatiana Belozerova - Senior specialist of Securities Department at +7(4232) 208-500, 1306, or e-mail: belozerovata@dsv.ru

Sincerely,

PROCESSED
FEB 2 0 2008
THOMSON
FINANCIAL

Anton Y. Kolpakov

Chief Executive Officer – OJSC "Far East Telecommunications Company"

Sergey N. Frolov

Chief Economics and Financial Officer - OJSC "Far East Telecommunications Company"

END